EXHIBIT (a)(1)(x)

E-mail

To:         Eligible Symmetricom Employees

From:     Bill Dee, Vice President, Controller

Date:      June __, 2003

Dear Symmetricom Employee:

There [are] [is] less than [one week] [two days] [one day] left for you to elect to [tender] [exchange] your stock options under Symmetricom’s Stock Option [Purchase] [Exchange] Program.

Reminder: If you wish to participate in this program, your [Purchase] [Exchange] Election Form must be received by me no later than 9:01 P.M., Pacific Time, on June 24, 2003, unless this offer is extended. Please ensure that you receive a confirmation from us after you submit your election form.

If you have questions about the Offer to [Purchase] [Exchange] Certain Outstanding Options or the Election to [Tender] [Exchange] Form, please send your question to our internal e-mail address: tenderoffer@symmetricom.com and a response will be delivered back to you.

Sincerely,

Bill Dee

Vice President, Controller